MICHELIN

July 23, 2002

02042942

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
1934 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED JUL 29 2002 SEC MAIL PROCESSING SECTION WASH. D.C.

RE: SEC File #82-3354

Gentlemen:

Pursuant to Rule 12g3-2(b) and at the request of Compagnie Générale des Etablissements Michelin ("CGEM"), please find enclosed herewith the following:

1. CGEM's consolidated sales figures for the first three months of 2002 and 2001, as published in the *Bulletin Des Annonces Legales Obligatoires* ("BALO") on April 26, 2002.

2. Notice of Meeting of the stockholders dated April 8, 2002.

3. Summary of the Annual General Meeting of Shareholders, May 17, 2002.

4. Final Offering Memorandum.

5. Summary of a Notice to Shareholders related to issuance of new stock as published in the BALO on April 12, 2002.

6. Press information entitled *"Report on the Debate Following the Shareholders' Meeting"*, dated January 25, 2002.

7. Press information entitled *"Michelin makes successful eurobond market debut with a dual tranchebenchmark transaction"*, dated March 28, 2002.

8. Press information entitled *"Michelin launches a worldwide shareholding plan for its employees"*, dated April 9, 2002.

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

dlw 7/30

Michelin North America, Inc.

One Parkway South
P.O. Box 19001
Greenville, South Carolina 29602-9001
Tel: 864/458-5000

SEC FILE #82-3354

TRANSLATION OF THE FRENCH TEXT OF CONSOLIDATED SALES

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

(Michelin et Cie.)

Partnership limited by shares with capital of 269,431,746 Euros
Registered Office: 12, cours Sablon, 63000 Clermont-Ferrand
855 200 887 R.C.S. Clermont-Ferrand

CONSOLIDATED SALES (NET OF TAXES)

(in millions of Euros)

	2002	2001
From January 1 to March 31	3,842	3,691

SEC FILE #82-3354

NOTICE OF MEETING

April 8, 2002

The stockholders of Compagnie Générale des Etablissements Michelin are invited to an Annual General Meeting on Friday, May 17, 2002 at 9 am, at the Polydôme Convention Center located Place du 1er-Mai, Clermont-Ferrand (Puy-de-Dôme) France, with the following agenda:

- Presentation of the Managing Partners' Report
- Presentation of the Independent Auditors' Report on the consolidated and unconsolidated financial statements for the year 2001 and their special report on the agreements covered by Article L 226-10 of the Commercial Code;
- Presentation of the Supervisory Board's Report;
- Approval of the unconsolidated financial statements for the year 2001 and the operations which they represent;
- Net income appropriation for the year 2001;
- Approval of the consolidated financial statements for the year 2001;
- Proposed remuneration for the Supervisory Board;
- Authorization for the Company to trade its own stock on the Stock Market.

Please find enclosed the documents relating to this Meeting; a copy of the Annual Report will be sent to you in the next few days.

We should also like to inform you that this year's Annual General Meeting will be of special importance. After fifty years of service at Michelin, Mr. François Michelin has reached the end of his term of office as co-Managing Partner and will be leaving the Group's Management at this Meeting.

Sincerely yours,

The Managing Partners

CONDITIONS FOR ADMISSION TO THE MEETING

Any stockholder registered with the Company at least five days before the date of the Meeting can attend this Meeting, irrespective of the number of shares held, or may be represented by another stockholder or by his/her spouse.

Please notify us
BEFORE MAY 3, 2002
if you are able to attend; otherwise, please kindly return the proxy/mail vote form to us as soon as possible in the envelope provided. Kindly ensure that your selections are marked clearly on the form.

Compagnie Générale
des Établissements Michelin

12, cours Sablon
63040 CLERMONT-FERRAND CEDEX 9
FRANCE

Téléphone : +33 (0)4 73 98 59 00
Télécopie : +33 (0)4 73 98 59 04

Société en commandite par actions
au capital de € 269 431 746
Michelin et Cie
855 200 887 R.C.S. Clermont-Ferrand

(blank page)

BRIEF SUMMARY

The general slowdown in the economy, which became apparent in early 2001, resulted in a significant fallback in most tire markets.

By the spring, Michelin had already taken the appropriate decisions to operate in this difficult environment. The Group's reactivity, the new results of its targeted growth strategy and a firm pricing policy enabled it, as in 2000, to achieve one of the best performances in the automotive industry in 2001.

Growth in the car and light truck sector, continued resistance of truck tires despite an extremely difficult environment, the reduction of stocks and stabilization of financial borrowings will allow Michelin to face 2002 and markets undoubtedly as challenging as in 2001 under favorable conditions.

I - THE WORLD TIRE INDUSTRY IN 2001

World growth in 2001 decreased sharply to around 1% compared with a figure of around 4% in 2000.

By March, the United States were in recession, a downturn accentuated by the September 11 attacks. The situation in Europe started to weaken in the second quarter, except for countries in Central and Eastern Europe, where growth was bolstered by dynamic domestic demand. In Asia, the depression reached Japan in the second quarter, while the emergent countries in this zone, apart from China and, to a lesser extent, India, suffered from a sharp fall in exports and a downturn in the demand for electronic products. Latin America was penalized in the second half of the year by the knock-on effect of the financial crisis in Argentina and the energy crisis, combined with political uncertainty in Brazil. Finally, countries in Africa were adversely affected by falling raw materials prices and the Middle East from the drop in oil prices.

In this deteriorating economic climate, the automotive industry suffered a slowdown:

- The production of passenger cars remained stable in Europe. In North America, however, where the majority of sales were made by selling off stocks in the fourth quarter, the production of cars fell by nearly 13% and leisure vehicles and pick-ups by 7%. There was also a significant decrease in production in Japan.

- It was a particularly difficult year for truck manufacturing, down by over 30% in North America and 7% in Western Europe, gaining in momentum in the second half of the year. In Asia, China performed well, offsetting the decline in production in South Korea, with the situation in Japan remaining stable.

After high growth in 2000, most tire markets decreased significantly in 2001:

- In North America, despite the impact of the various recall operations, the car and truck markets for original equipment and replacement tires suffered a sharp decrease. Although Ford's recall of 13 million Firestone tires caused considerable disruption on the replacement market, it nevertheless made motorists aware of the prime importance of tires as far as safety was concerned. American consumers now prefer quality and well-known brands to retailers' own brands.

- European markets were less affected although growth was slower. Truck tire markets, both in original equipment and replacement, were down in the second half of the year, a sign of the economic slowdown.

- Tire markets in Asia, Latin America, Africa and the Middle East were also affected in varying proportions by the slowdown.

In this climate, manufacturers took measures to reduce their industrial capacities and curb investment, both in Europe and in North America. Parallel to this, a new development occurred when the majority of manufacturers

raised their prices with the objective of enhancing the value of their products, in North America in particular. On the whole, the increases in tire prices were well accepted by passenger car and truck customers alike.

Finally, the provisions of the American Tread Act will come into effect in 2003: the act, which lays down new tire pressure surveillance standards, led to the establishment of alliances between manufacturers and sensor, braking and electronics specialists in 2001. The agreements signed between Michelin and TRW, Michelin and Bosch and, finally, Goodyear and Siemens are an illustration of this movement.

II – MICHELIN RESULTS

Michelin's operating margin, 6.6% of its turnover, is in line with the objective of 6.2 to 6.8% set by the Group in light of the downturn in the economic environment during the first six months of the year.

Turnover was up by 2.5% in a difficult environment

This performance was achieved on tire markets, with an overall volume down by 1.4% for car tires and 4.3% for truck tires.

- The fall in sales volumes resulted in a 2.6% fall in decrease in turnover.

- The depreciation of the yen, the Brazilian real, the Argentinean peso and the Turkish pound was partially offset by a rise in the value of the dollar of around 3% against the euro, resulting in a net negative effect of 0.4% as regards monetary parity.

- The price-mix effect, up by 5.4%, reflects the improvement in replacement sales, particularly in high added-value tire segments and "flag" brands, and the firmness of the price increases introduced throughout the year: car tires in North and South America, truck tires in Europe and South America, on both the original equipment and replacement markets. This effect did not waver from one quarter to the next.

- The wind-up of industrial activities in the Philippines and consolidation of the activities of the joint company, Shanghai Michelin Warrior (SMW), set up in China in April, and Michelin Romania (previously TOFAN), acquired in late July, have resulted in a positive scope effect of 0.3%.

Operating income is down by 10.5%

The operating margin fell to 6.6%, 1 point lower than 2000, for the following reasons :

- The loss of market share on the North American truck replacement market in the first quarter, although eradicated in the later part of the year, and the low volume of original equipment sales had an adverse effect on the Group's results

- The cost of purchasing raw materials effectively decreased by 2%, on the heels of an 8% rise in 2000, but it rose again by 5% over the first six months as a whole. The positive effects of the decrease in the purchasing price of natural rubber and oil in the third quarter on the cost of sales will only be fully perceptible in 2002.

- In the spring Michelin cut back on production at its plants in North America and Europe in order to avoid stockpiling. Control on production continues to be applied. The successful effort to reduce the stocks of finished products nevertheless gave rise to underactivity costs which had a severe impact on the margin.

- The depreciation of certain currencies adversely affected operating income. The weakness of South American currencies resulted in lower profitability on activities on this continent where Michelin is a major player, in the truck tire sector in particular.

- Finally, various anticipated costs had a negative impact on net income, notably the startup of ViaMichelin (100 million euros over a 3-year period, 1/3 in 2001) and Shanghai Michelin Warrior in China and the resumption of activities in Romania which had previously been losing money. These 3 elements account for around 50 million euros.

Despite the reduction in operating costs and staffing levels, the Group's sharp growth in passenger car top-of-the-line and 4x4 segments and truck services and the firmness of the pricing policy, these negative effects could not be entirely offset.

Measures to improve the Group's competitive position

In the autumn of 1999, Michelin implemented a series of actions to improve its competitive position in Europe by 20% over the period 2000-2002. It is a two-part plan: a 10% increase in sales in Europe over a 3-year period and a 10% reduction of costs, involving 7,500 job cuts.

By the end of 2001, sales had risen by 3.2% and 6,430 job cuts announced. Several site closures were announced during the year: at Stoke and Burnley in the United Kingdom, St Ingbert in Germany and Turin Stora in Italy. In France, an anticipated termination agreement, running until 2006, was signed.

Implementation of this plan, provision for which was set up in 1999, has enabled Michelin to resist the acute deterioration in its environment: the rise in raw materials costs in 2000 and the downturn in markets and increase in raw material costs in 2001.

In light of the inflation of certain costs specific to North America, in addition to the extremely difficult markets encountered, it has been decided to implement a structural cost-reduction plan amounting to 200 million dollars a year over two years, 2002 and 2003. The measures to be taken will affect all the Group's activities although care will be taken to preserve its capacity to take advantage of any development opportunities that may arise. The plan is expected to involve around 2,000 job cuts. The cost of these measures in North America amounted to 123 million euros in 2001.

Finally, a series of other measures has also been adopted, at a cost of 217 million euros in 2001.

The anticipated savings, not including the Europe plan, will total 150 million euros in 2002 and 300 million euros from 2003 onwards.

Analysis of the operating income by sector of activity

- The operating income in the car and light truck sector rose by 21.7% to 711 million euros. The increase in the operating margin to 8.9% stems from the targeted growth strategy implemented for several years now, the initial impact of cost reduction measures in Europe and the firmness of the Group's pricing policy.

- The truck tire activity operating income fell significantly to 343 million euros. The decline in sales in North America during the year as a whole and in Europe in the fourth quarter, a major slowdown in production and the depreciation of South American currencies had an adverse effect on the operating margin which fell by 4.8 points to 8.8%.

- The "Other Activities" sector reflected an operating loss of 14 million euros. Improved performance in several other tire activities and Euromaster was not sufficient to offset the startup costs for ViaMichelin, the low profitability of the wheels activity and anticipated costs, linked to external growth transactions in China and Romania. These two new operations will be assigned to the car and truck activities in 2002.

Net income down to 314 million euros

The financial result was down compared to 2000 due to foreign exchange losses arising from the depreciation of certain currencies, the Argentinean peso in particular which devalued by over 30%.

The extraordinary loss amounted to 29 million euros. Capital gains amounted to 363 million euros and were

mainly derived from the capital gain on the sale of a 2.8% shareholding in PSA. These capital gains were absorbed by extraordinary elements totaling 392 million euros.

The decrease in net income can be principally explained by the increase in taxes. The average taxation rate of 51.2% compared with 39.9% for the year 2000 was exceptionally high: Michelin rigorously applies standard practice as regards deferred taxes.

Control over the working capital requirement and stabilization of financial borrowings

The concerted efforts to reduce stocks implemented in March were successful: net stocks, amounting to 3.3 billion euros, were reduced by 7.4% compared with the position as of 31 December 2000. They represented 20.9% of the turnover against 23.2% in the previous year. Customer receivables were reduced, once again reflecting the effort made to reduce the working capital requirement.

As a result, the working capital requirement improved, reflecting a decrease of 102 million euros over 31 December 2000, with the same consolidation scope and excluding foreign exchange differences.

Free cash flow, in addition to the sale of Peugeot SA shares, benefited from the improvements in the stock situation, customer receivables and the working capital requirement. Amounting to 309 million euros, it increased considerably compared with 2000.

The financial borrowings of 4,881 million euros showed a 3.4% decrease against 31 December 2000 (169 million euros, with the same consolidation scope and excluding foreign exchange differences). The income derived from the sale of Peugeot SA shares in June was appropriated to the reimbursement of part of the borrowings.

In light of the economic uncertainty, the Group reorganized the maturity of its borrowings in October by drawing on the bank portion of its 905 million dollar line of credit set up in 2000 and, parallel to this, reimbursing short-term loans for an equivalent amount. The spread of the borrowings between fixed and variable-rate borrowings and currencies has not changed significantly in relation to the situation as of 31 December 2000

The debt/equity ratio of 113% improved slightly compared with the previous year.

III - INVESTMENTS

Gross tangible and intangible investments, excluding external growth, amounted to 1,150 million euros, which is in line with the reduction objectives set in April 2001 when the first signs of an economic slowdown became evident. Investments decreased by 0.2 points to 6.9% of turnover, compared with 7.1% in 2000.

Maintenance investments accounted for around 40% of the total, including molds. The remaining investment programs principally involved the conversion of car tire capacities to diameters of 17 inches or above and productivity investments, for truck tires in particular.

IV – RESEARCH AND DEVELOPMENT

In 2001, Michelin devoted 702 million euros, 4.4% of its turnover, to research and development. This increase, which is higher than the rise in turnover, reflects the Group's wish to continue investing in the future, even in a difficult economic climate.

The products taken to market in 2001, the fruits of Michelin research, include the X One tire, the Air X NZG tire, the Drice ice tire in Japan, the MACHXBIB, the XDR - the world's largest earthmover tire -, tire pressure surveillance systems: the "Entire Solution" in co-operation with TRW, the IVTM with Wabco and the "Optimized Contact Patch" in the field of suspension systems.

V - COMPAGNIE GÉNÉRALE DES ETABLISSEMENTS MICHELIN

The Company's accounts show net income of 452,871,105.91 euros, up 189.2 million on the 2000 figure of 263,620,238.61 euros.

Operating income was down by 24.2 million euros despite an increase of 28.7 million euros in franchise fees. Operating expenses rose from 221.9 million to 274.8 million euros, principally due to a 40 million euro increase in research and racing costs.

At 363.4 million euros, the financial result improved by 200 million euros, mainly due to 199.2 million euro interim dividends from its subsidiary, Pardevi.

These various elements contributed to the rise in pre-tax income which amounted to 452.9 million euros, compared with 277.2 million euros in 2000.

Extraordinary income, which did not include the reinstatement of provisions for depreciation on Manufacture Française des Pneumatiques Michelin shares, amounted to 0.3 million euros.

Lastly, the tax paid by the Company amounted to 415,485 euros. Tax liability was reduced in 2001 due to the combined effect of the decrease in operating income and profit resulting from fiscal integration. It should be pointed out that the improvement in the financial profit is neutral from a tax standpoint since the dividends received and the interim dividend mentioned above are exempt from tax

In the structure of the balance sheet, the 133.6 million euro increase in the Company's equity capital, excluding income from the financial year is worthy of note. This increase is the result of the appropriation of the income from the 2000 financial year voted by the General Meeting of Stockholders on May 18, 2001, part of which was allocated to the reserves.

VI - OUTLOOK FOR 2002

Michelin anticipates the difficult environment experienced in 2001 to continue into 2002.

With the first half-year already showing signs of being difficult, the Group will not be able to ease its efforts in the second half of the year due to poor visibility.

Raw materials prices are not expected to fall more than 1% over 2001. However, in view of the difference of 3 to 6 months between the time the variation in prices is noted and its impact on the cost of sales, Michelin should derive substantial benefit from the fall in prices of raw materials which started in the second half of 2001.

Oil prices for the year as a whole are likely to average 22 dollars a barrel. Finally, the euro/dollar rate is expected to stay around the 0.90 dollar.

In 2002, against a backdrop of uncertainty, the structural and long-term progress achieved by Michelin over the past few years will nevertheless enable the Group to improve its financial performance:

- the rationalization efforts undertaken in Europe and North America will substantially reduce the cost structure: an amount of 25 million euros in Europe in addition to the 1999 plan and 125 million dollars in North America, in particular;
- the extremely significant progress achieved in 2001 will continue to ensure a more satisfactory balance between the level of stocks and the anticipated evolution of markets.

Based on these elements, the Group has set an objective for an operating margin of 6.7% to 7.4% in 2002.

ANNUAL GENERAL MEETING

SUMMARY OF RESOLUTIONS

The first two resolutions relate to the adoption of the accounts and allocation of income for the year 2001 for which it is proposed to distribute a dividend of € 0.85 per share with a tax credit of € 0.43, giving stockholders who benefit from this tax credit a total return of € 1.28 per share. Dividends will be paid on May 22, 2002.

The third resolution concerns the approval of the consolidated accounts for the year 2001.

The fourth resolution concerns the special report submitted by the Independent auditors.

The purpose of the fifth resolution is to establish the amount of remuneration for the Supervisory Board.

The last resolution proposes to authorize the Company to trade its own stock on the Stock Market.

RESOLUTIONS PROPOSED TO THE MEETING

First resolution *(approval of the accounts for the year 2001)*

Having read the reports drawn up by the Managing Partners, Independent Auditors and the Supervisory Board, the General Meeting approves the accounts for the 2001 financial year which show net income of € 452,871,105.91.

The General Meeting approves the business transactions reflected in the accounts and mentioned in the reports, noting in particular, as required, those affecting the various accounts for provisions.

Second resolution *(allocation of 2001 income)*

As proposed by the Managing Partners and approved by the Supervisory Board,

The General Meeting, noting that the net income for the year amounts to	€ 452,871,105.91
the share attributable to the General Partners in accordance with the articles was	€ 3,139,441.47
leaving a balance of	€ 449,731,664.44
which, increased by the balance of earnings brought forward	€ 45,587,019.80
gives a sum available for distribution of	€ 495,318,684.24

Decides:

I - I - To allocate for distribution a total amount of ________ € 136,642,666.05

which, after appropriation of € 22 134 174 for the advance levy on income derived from securities, will enable a dividend of € 0.85 per share to be paid, accompanied by a tax credit of € 0.43, thus giving stockholders who benefit from this credit total revenue of € 1.28 per share.

Dividend will be payable as of 22 May 2002, at which date shares will be traded ex-right to 2001 dividend.

Treasury stock does not possess dividend rights and a sum corresponding to the dividend which would have been paid on the stock held at the above date will be transferred to the balance of retained earnings carried forward.

Dividends paid and tax credits relating to the three previous accounting periods are summarized in the table below:

Financial Year	Dividends Distributed *(in euros)*	TOTAL REVENUE PER SHARE					
		"A" CAPITAL STOCK (1)			"A" JOUISSANCE and "B" STOCK (1)		
		Dividend	Tax credit	Total revenue	Dividend	Tax credit	Total revenue
1998	88,145,658.72	0.66	0.33	0.99	0.64	0.32	0.96
1999 (2)	95,648,269.83	-	-	-	0.71	0.36	1.07
2000	107,772,698.40	-	-	-	0.80	0.40	1.20

(1) Shares grouped into a single category on June 15 1999.
(2) After the cancellation of 3 million shares

II - To transfer to the special reserve for long-term capital gains, the amount of .... € 315,163,220.11

III - To apportion the balance of ________________________ € 43,512,798.08
to retained earnings

Third resolution *(approval of the consolidated accounts for 2001)*

The General Meeting, having read the reports drawn up by the Managing Partners, the Independent Auditors and the Supervisory Board, approves the consolidated accounts for 2001, showing a profit of € 313,944,147.32

Fourth resolution *(regulated agreements)*

The General Meeting, having read the Independent Auditors' special report on agreements requiring approval, pursuant to Article L 226-10 of the Commercial Code, approves the said report and notes that it does not include any such agreement.

Fifth resolution *(remuneration of the Supervisory Board)*

The General Meeting increases the total annual amount of remuneration allocated to the Supervisory Board to 100,000 euros.

Sixth resolution *(authorization to trade Company shares)*

The General Meeting, having read the reports drawn up by the Managing Partners and Supervisory Board,

Authorizes the Company to trade its own shares in compliance with Article L 225-209 of the Commercial Code and sets:

• the maximum purchase price at 60 euros,

• the minimum selling price at 40 euros,

• the number of shares liable to be acquired at 10% of the total shares issued,

• the period of validity of this authorization at 18 months from today.

In the event of the capital stock being increased by capitalization of reserves and free issue of stock or, as the case may be, by either a subdivision or regrouping of stock, the prices shown above will be multiplied by a coefficient to adjust the relative number of shares constituting the capital stock before and after the operation.

Shares may be acquired at any time, on one or more occasions, either on the stock market, by private agreement or otherwise, by any means, and notably by the transfer of blocks, by options or by the use of derivatives, for the purposes of:

- regularization of the quoted share price,
- the safekeeping, sale or delivery of shares by way of exchange or payment in kind and, in particular, within the framework of financial transactions such as acquisitions or on issuance of shares giving direct or indirect access to the capital,
- arbitrage with dividend payments,
- their cancellation, in whole or in part, within the terms of the authorization granted by the fourth resolution of the Special Meeting of Stockholders held on June 11, 1999, in order to optimize stockholders' funds and net earnings per share.

To implement the above, the General Meeting empowers one or all of the Managing Partners to conclude such agreements, make all declarations and accomplish formalities and, in general, take any necessary action to carry out decisions taken within the terms of this authorization.

This authorization replaces the previous one given for the same purpose by the Ordinary and Special Meetings of Stockholders held on 18 May 2001.

SUMMARY OF RESULTS FOR THE YEARS 1997 TO 2001

in EUR

	1997	1998	1999	2000	2001
I. — CAPITAL AT DECEMBER 31 :					
a) Capital stock	250 430 381	251 935 794	269 431 746	269 431 746	269 431 746
b) Issued common shares	136 892 968	137 715 873	134 715 873	134 715 873	134 715 873
c) Issued non-voting shares with priority dividend	—	—	—	—	—
d) Maximum future issues of shares	—	—	—	—	—
II. — ANNUAL RESULTS :					
a) Trading revenue, excluding taxes	84 605 104,22	272 554 108,48	296 709 451,18	335 562 960,73	364 240 518,88
b) Income before taxation and net depreciation and provisions	128 682 124,31	138 095 222,66	252 473 518,63	257 749 796,33	457 409 251,36
c) Taxes on income	26 404 610,82	49 697 914,19	32 037 388,53	26 366 015,41	415 485,00
d) Employees' share of income for the year	—	—	—	—	—
e) Net income after taxation depreciation and provisions	192 361 544,60	254 410 770,22	247 399 260,17	263 620 238,61	452 871 105,91
III. — RESULTS PER SHARE :					
a) Income after taxation but before depreciation and provisions	0,75	0,64	1,64	1,72	3,39
b) Net income after taxation, depreciation and provisions	1,41	1,85	1,84	1,96	3,36
c) Dividend :					
— A capital share	0,59	0,66	—	—	—
— A jouissance and B share	0,58	0,64	—	—	—
— per share	—	—	0,71	0,80	0,85
IV. — PERSONNEL :					
a) Average number of employees during the year	32	33	32	33	33
b) Total salaries & wages paid during the year	1 258 445,54	1 299 028,20	1 136 874,59	1 147 039,19	1 110 087,78
c) Cost of social security and employee facilities	482 490,79	501 794,58	444 061,94	459 331,75	435 795,99

Annual General Meeting of Shareholders, May 17, 2002

The Annual General Meeting of the Shareholders of the Compagnie Générale des Etablissements Michelin was held on 17 May 2002, chaired by Edouard Michelin.

Excellent economic performance in 2001, despite difficult circumstances

Michel Rollier, Financial Director of the Michelin Group, first presented the consolidated results for 2001. Net Sales increased 2.5% to 15.77 bn euros, despite sales falling by 2.8%. Operating profit reached 1,040 million euros and the operating margin was maintained at 6.6%, a minor drop of one point, despite very difficult circumstances.

The situation in 2001

Despite depressed markets, especially in North America and in the Truck activity, as well as higher raw materials costs, the results were in line with the objectives. Michelin also rigorously managed its stock levels, reducing them to 20.9% of Net Sales.

In 2001, Michelin benefited from the positive effects of its strategy. The 5.4% positive price mix effect for the Group seen in 2001 is partly explained by the policy of better valorization of products with customers , in both the replacement and original equipment markets. It was also due to the continuation of the plan for the improvement of competitiveness in Europe, a structural economy plan in North America and similar measures in South America and Asia.

Michel Rollier also commented on the reduction in the net profit from 438 million euros in 2000 to 314 million euros in 2001, largely the result of a very high level of tax, at 49.7%, and an exceptional loss of 29 million euros.

Concerning the financial results, Michel Rollier indicated that Michelin had stabilized its investments and reduced its debt to 4.88 bn euros, while its debt to equity capital ratio, at 1.13, had improved.

At the same time, while strengthening its financial structure, Michelin continued to invest for its future development with the creation of a joint-stock company in China with Shanghai Tire & Rubber, the acquisition of a Romanian tire manufacturer, Tofan, and the launch in March 2001 of ViaMichelin, which aims to become the European leader for digital products and services for assisting mobility within five years.

Michel Rollier also underlined the fact that Michelin generated one of the best margins in the tire industry in 2001 but that the Group has always taken very seriously its duty to present regular and sincere accounts, which is even more important in the current context, to reassure shareholders and the financial community about the Group's solidity.

Outlook for 2002

Michel Rollier said that the global environment will remain uncertain in 2002 but that structural improvements made by the Group should allow it to improve its financial performance. The following assumptions have been taken into account by the Group: Truck tire markets down in Europe but stable in North America; Passenger Car Replacement markets up slightly; contrasting situation for raw materials with an increase in the price of natural rubber but a fall in the price of oil; and stability of the euro against the dollar. Net Sales for the first quarter of 2002 is up 4.1% at 3.84 bn euros, in a market context that largely matches the working assumptions chosen. The Group is therefore in line with its operating margin target of 6.7-7.4% and is confident in its ability to stay on course.

Edouard Michelin then explained that these good financial results came from effective steering and a strategy based on five pillars:

- A policy of boosting growth on the most technical, most buoyant and most profitable segments;
- Better balance between the original equipment and replacement tire markets;
- A determination to obtain better valorization for the Group's products;
- Significant improvement programs focusing on efficiency and cost reduction;
- Development of services.

He also reminded those present of the Group's objectives for 2005:

- Growth in volume 2 points above the market average on targeted market sectors;
- Better balance of Net Sales in Europe, North America and emerging countries;
- 10% operating margin.

Performance and responsibility

Edouard Michelin said that the Michelin Group's ambition has never been limited to instant economic performance but has always been summed up by the mission which it has set itself: to contribute to the development of mobility of goods and people. In the future, the success of this mission will be based on five strategic orientations, with the keywords being innovation, quality, increasing the value of the Company, the Company's integration in society and motivational management of people. It is in this context that the Company's values are expressed: respect for our clients, respect for people, respect for our shareholders and respect for the facts. This mission, these values and these objectives will constitute the basis for the annual report entitled " Michelin Performance and Responsibility" which will be made up of four chapters, Customers, People, Shareholders and Environment.

Edouard Michelin also mentioned the Employee Shareholding Plan, the first phase of which involves100,000 people in 16 countries and has been a great success, with two thirds of employees signing up. This success shows the employees' confidence in the future and their attachment to the company. Furthermore, stock options will be distributed in 2002 to around 1,000 management staff.

Dynamism in all the Company's levers for efficiency

Regarding the Company's organization, Edouard Michelin announced that, alongside the Passenger Car, Light Truck and Truck product lines, a new third pole was to be set up under Bernard Vasdeboncœur to cover all other "specialty" tire activities: earthmover, agriculture, 2-wheel, aircraft, wheels and components. The Truck activity will be taken over by Thierry Coudurier, who will hand over his current responsibilities in Europe to Christian Tschann. The latter will be replaced in the Asia region by Jean-Marc François.

Lastly, Edouard Michelin also announced the creation of a Shareholders' Advisory Committee in 2002.

At the end of the AGM, a tribute was offered to François Michelin, who has come to the end of his mandate as co-managing partner with nearly 50 years spent at the head of the Group.

SEC FILE #82-3354

FINAL OFFERING MEMORANDUM
AVAILABLE TO EMPLOYEES OF THE MICHELIN GROUP
ON THE OCCASION OF A CAPITAL INCREASE IN CASH
CONCERNING UP TO 1,300,000 MICHELIN SHARES
RESERVED FOR EMPLOYEES OF THE MICHELIN GROUP
PARTICIPATING IN THE GROUP SAVINGS PLAN

Expected subscription period: from April 11, 2002 through April 30, 2002

COB

Approval of the French *Commission des Opérations de Bourse*

Pursuant to Articles L. 412-1 and L. 621-8 of the French Monetary and Financial Code, the French *Commission des Opérations de Bourse* approved this Offering Memorandum by visa No. 02-332 dated April 5, 2002, in accordance with its Regulation No. 98-01. This final Offering Memorandum was prepared by the issuer and its signatories therefore assume responsibility. This approval implies neither approval of the timeliness of the operation nor validation of the accounting and financial data submitted herewith. Approval was given following a review of the relevance and consistency of the information provided in the context of the operation proposed to investors.

Warning
The French Commission des Opérations de Bourse draws the public's attention to the fact that subscribed shares may not be sold or otherwise transferred by their owners for a period of five years, with the exception of the cases of early release provided for by Article R. 442-17 of the French Labor Code.

A Reference Document was filed with the *Commission des Opérations de Bourse* on March 22, 2002 under No. D.02-149

This Reference Document and Offering Memorandum represent the final prospectus for the share issue reserved for employees of the MICHELIN Group that is described in this final Offering Memorandum.

A legal notice will be published in the *Bulletin des Annonces Légales Obligatoires* (listing of required legal notices) on April 12, 2002.

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN
MICHELIN ET CIE.
A French *société en commandite par actions* (joint-stock limited partnership) – Capital: €269,431,746
Registered Offices: 12, cours Sablon – Clermont-Ferrand (Puy-de-Dôme) – FRANCE
Clermont-Ferrand Corporate Register No. 855 200 887

CONTENTS

PRINCIPAL FEATURES OF THE OFFERING

Issuer	COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN (hereinafter the "Company")
Number of shares being offered	Up to 1,300,000 shares, with a par value of €2, representing 0.96% of the capital stock
Subscription price	€35. The subscription price is equal to 80% of the average opening prices for the share, rounded up to the nearest whole euro, for 20 trading sessions prior to April 5, 2002, when Management set the opening and closing subscription dates.
Entitlement date of new shares	January 1, 2002
Subscription period	From April 11, 2002 through April 30, 2002
Date of capital increase	July 1, 2002 (tentative date)
Listing of new shares	Scheduled for July 12, 2002 on the *Premier Marché* of Euronext Paris SA on the same lines as existing shares
Method for holding shares	. Direct . FCPE (collective shareholding savings plan) for Colombia
Market price of share (Euronext Paris, *Premier Marché*)	High and low between January 2, 2001 and March 22, 2002: Low: €23.84 and high: €45.05

SECTION I - PERSON RESPONSIBLE FOR THE PROSPECTUS, PERSONS RESPONSIBLE FOR THE AUDIT, AND PERSON RESPONSIBLE FOR THE INFORMATION

1.1 Person Responsible for the Prospectus

Edouard Michelin, one of the Managers.

1.2 Declaration of the Person Responsible for the Prospectus

"To the best of our knowledge, the information in the Prospectus reflects the actual position of the Company, and provides investors with all the information required to form an opinion on the assets, business, financial position, revenues and outlook for the issuer as well as the rights attached to the securities being offered. The document does not contain any omission that could materially affect the significance of such information.

Edouard Michelin
One of the Managers

1.3 Persons Responsible for the Audit

	Date of first appointment	Expiration of term
Statutory auditors:		
• Dominique Paul (1) 11, rue Marguerittte 75017 Paris	June 26, 1992	2004
• Stéphane Marie (2) 20 bis, rue Boissière 75116 Paris	June 12, 1998	2004
Alternate auditors:		
• Pierre Dufils (1) 11, rue Marguerittte 75017 Paris	June 12, 1998	2004
• Jacques Zaks (2) 20 bis, rue Boissière 75116 Paris	June 12, 1998	2004

(1) Partners of BEFEC-PRICE WATERHOUSE

(2) Partners of COREVISE

1.4 Declaration of Persons Responsible for the Audit

In our capacity as Auditors of COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN and pursuant to COB Regulation 98-01, we have reviewed, in accordance with French generally accepted accounting practices, the information relating to the financial position and historical financial statements contained in the Prospectus. The Prospectus consists of the Reference Document filed with the French *Commission des Opérations de Bourse* on March 22, 2002 under No. D.02-149 and this Offering Memorandum issued on the occasion of a capital increase in cash concerning up to 1,300,000 Michelin shares reserved for employees of the MICHELIN Group participating in the Group Savings Plan.

This Prospectus was prepared under the responsibility of the Managers. It is our responsibility to express an opinion as to whether the information contained herein fairly presents the financial position and financial statements.

In accordance with French generally accepted accounting practices, our mission was to evaluate the fair presentation of the information relating to the financial position and financial statements, and verify their consistency with the financial statements that were the subject of a report. It also consisted of reading the other information contained in the prospectus in order to determine, if necessary, the existence of material misstatements on the financial position and financial statements, and pointing out any clearly misleading information that we may have detected on the basis of our general knowledge of the company acquired as part of our mission. Since these separate and provisional data were the result of a well-defined procedure, the reading took into account the assumptions made by the company's executives and their conversion into figures.

In accordance with French generally accepted accounting practices, we have audited the annual and consolidated financial statements for the years ended December 31, 1999, 2000 and 2001, as approved by the Managers or prepared at their request, and we have certified said statements without reservation or comments.

On the basis of our work, we have no comments to make concerning the fair presentation of the information on the financial position and the financial statements presented in this Prospectus.

Paris, April 5, 2002

Dominique Paul

Stéphane Marie

Auditors:
Members of *Compagnie Régionale de Paris*

1.5 Person Responsible for the Information:

Michel Rollier
Chief Financial Officer
Tel. 04.73.32.20.00

SECTION II – DESCRIPTION AND FEATURES OF THE OFFERING

2.1 Information on the listing of securities on the *Premier Marché* of the Paris Bourse

2.1.1 Type, class, number, par value, form, entitlement date

Listing of the following shares on the *Premier Marché* of the Paris Bourse:

In the offering described in this final Offering Memorandum, the Company has decided to issue up to 1,300,000 shares with a par value of €2 (the "New Shares"). This capital increase, with a total nominal value of €2,600,000, with no preemptive subscription rights for shareholders (the "Capital Increase"), was decided pursuant to the authority granted by a Joint Annual and Special Shareholders' Meeting to be held on May 18, 2002 (see paragraph 2.2 below).

The share subscription will take place from April 11, 2002 through April 30, 2002.

The shares issued will be the same class and will be equivalent to the Company shares already listed on the *Premier Marché* of Euronext Paris S.A., and shall bear interest as of January 1, 2002.

2.1.2 Percentage of capital represented by the new shares

The New Shares, for which listing will be requested, will represent 0.96% of the Company's issued capital on the date Management decides to issue the 1,300,000 New Shares.

2.1.3 Scheduled initial trading date

Initial trading for the New Shares on the *Premier Marché* of the Paris Bourse is scheduled for July 12, 2002.

2.1.4 Listing on the *Premier Marché*

Trading symbol: MICP.PA
EUROCLEAR code: 12 126
ISIN code: FR000012 1261

2.1.5 Institution providing securities services for the issue

Société Générale

2.2 Information on the issue

2.2.1 Reasons for the operation

The purpose of the operation described in this final offering memorandum is to allow employees of the Michelin Group to subscribe shares of the Company under preferential terms so that they can be more closely associated with the international development of the Company.

2.2.2 Context of the issue

2.2.2.1 Resolution of the Joint Annual and Special Shareholders' Meeting of May 18, 2001

In its Fifth Resolution, the Joint Annual and Special Shareholders' Meeting of May 18, 2001, voting in accordance with the provisions of Article L. 443-1 and following of the French Labor Code:

- authorized an increase in the Company's capital, on one or more occasions, through an issue of new shares subject to a maximum limit of 2% of the total capital stock, reserved for employees of the Company and French or international affiliated companies as this is defined by Article L. 225-180 of the French Commercial Code and, with respect to employees in France, who are members of a Group Savings Plan. The shareholders expressly waived their preemptive subscription rights in favor of said beneficiaries.

- resolved that the issue price of the shares subscribed by the beneficiaries described hereinabove may not be less than 80% of the average opening prices of the share during 20 trading sessions prior to the date of Management's resolution setting the initial subscription date, rounded up to the nearest whole euro; and

- in accordance with the legal and regulatory requirements within the limits and under the conditions described above or, if necessary, in accordance with the provisions adopted in the Group Savings Plan, granted all powers to the Managers to determine the terms and conditions of the capital increase no later than five years from the date of said Meeting and, in particular:

    - to approve the list of French or international companies cited above, whose employees participating in a savings plan will be able to participate in the in the capital increase so determined;

    - within the limits set by law, define the conditions that must be met by said employees in order to participate in this capital increase;

    - decide whether these employees will have to participate in the capital increase through individual subscription or a collective shareholding savings vehicle or other facilities or entities permitted by applicable legal or regulatory provisions;

    - decide on the number of shares to be issued, which will be immediately classified with existing shares, set the issue price which may not be less than 80% of the average opening prices of the share for 20 trading sessions prior to the date on which Management sets the opening date for subscription, rounded up to the nearest whole euro;

    - set the subscription period and, within the limits defined by law, set the period given to subscribers to pay for the shares have subscribed;

- approve any other terms and conditions relating to the capital increase;
- charge the costs of this capital increase against the amount of premiums attached thereto;
- and, generally, do whatever is necessary to carry out the capital increase or any subsequent increases and, in particular, amend the relevant bylaws.

2.2.2.2 Management's decision

Under the authority and delegation of powers described hereinabove, on April 5, 2002 Management decided to issue to employees of the Michelin Group 1,300,000 shares of the Company, with a par value €2, representing 0.96% of the capital on the date of said decision.

2.2.3 Description of the offering reserved for employees

On April 5, 2002, Management decided to issue up to 1,300,000 shares, representing 0.96% of capital. This offer is reserved for employees of the Company and French or international companies (1) in which it holds, directly or indirectly, at least 50% of the capital; (ii) that have joined the Group Savings Plan created for this purpose; and (iii) whose registered offices are located in the following countries: Brazil, Canada, Colombia, France, Germany, Hungary, Italy, Japan, Nigeria, Singapore, Spain, Switzerland, Thailand and the United States.

In addition, the beneficiaries—approximately 92,000 people out of a total Group work force of 130,000—must demonstrate that they have been employed three months on the date the subscription period is closed, i.e. April 30, 2002.

Pursuant to Article L. 225-138 IV of the French Commercial Code and Articles L 443-1 and following of the French Labor Code, the Company share subscription offer to employees is made on preferential terms.

Pursuant to the provisions of Article L. 443-5 of the Labor Code and the authority granted by the Joint Annual and Special Shareholders' Meeting of May 18, 2001 cited in 2.2.1.1 above, a discount of up to 20% has been applied to the reference price, which is equal to the average opening prices, rounded up to the nearest whole euro, of the Michelin share on the Paris Bourse for twenty trading sessions prior to the decision of Management described under 2.2.2.2 above.

The capital increase will be executed at the level of the number of shares actually subscribed. If demand exceeds the number of shares being offered, the number of shares allotted will be reduced as follows: subscriptions for up to ten shares will be filled in their entirety. Any shares over and above will be allotted one by one to all subscribers as requested, until the total number of shares being offered is reached.

Subscribed shares must be held by the owners for a period of five years, except in the event of a case of early release as provided for by Article R. 442-17 of the Labor Code.

France:

For information purposes, the cases for early release provided for by Article R. 442-17 of the Labor Code are as follows:

- the marriage of the party or the signature of a civil solidarity agreement by the party;

- the birth or arrival in the home of a child for adoption, if the party's household already has at least two dependent children;

- divorce, separation or dissolution of a civil solidarity pact which carries a judgement providing for the sole or shared custody of at least one child in the home of the interested party;

- disability of the participating employee, his children, spouse, or his partner under a civil solidarity pact. Disability is understood as defined in Sections 2 and 3 of Article L 341-4 of the social security code, or it must be recognized by a decision of the technical orientation and professional reclassification commission cited in Article L 323-11, or by the special education departmental commission, provided that the disability is at least 80 % and that the interested party performs no professional activity;

- death of the participating employee, his spouse, or the partner under a civil solidarity pact;

- termination of the employment contract;

- use of the sums saved for the establishment or acquisition by the participating employee, his children, his spouse, or the partner under a civil solidarity pact, of an industrial, commercial, trade or agricultural business, either individually, or in the form of a company, provided that said person effectively exercises control as this is defined by Article R 351-43, or for the establishment of another non-salaried profession in order to carry out such a profession, or for the acquisition of partnership shares in a co-operative production company;

- use of the sums saved for the acquisition or expansion of the employee's principal residence, which includes the creation of new living area as defined in Article R 111-2 of the building and housing code, provided that there is a building permit or a prior declaration of work, or for the renovation of the principal residence which has been damaged by a natural disaster recognized by ministry order;

- overindebtedness of the participating employee as this is defined in Article L 331-2 of the consumer code, on a request sent to the entity responsible for managing the employee's funds or to the employee's employer either by the chairman of the consumer excess debt commission, or by a judge, when the release of the rights appears necessary to pay the liabilities of the participating employee.

***Countries outside France*:**

The shares or units of the FCPE (collective shareholding savings plan) are usually subject to the same conditions of non-transferability. In some countries, however, depending on local legislation, some cases of early release are not available and the lock-up period may be extended by contract.

2.2.4 Subscription price, number of shares to be issued and gross proceeds from the issue

The subscription price of the shares being offered was set by Management on April 5, 2002 at €35 a share (i.e. €2 par value and €33 issue premium).

Up to 1,300,000 shares with a par value of €2, representing 0.96% of the Company's capital on the date of Management's decision, are being offered. In the event that all shares are subscribed, gross proceeds from the share issue would total €2,600,000.

2.2.5 Terms of the issue

In some countries, the share offering may be subject to specific regulations. The recipients of this final offering memorandum should be aware of any local restrictions and comply with them.

Any person in possession of this final offering memorandum shall distribute or forward this memorandum in those jurisdictions only in compliance with applicable laws and regulations.

Any person who, for whatever reason, forwards or causes this final offering memorandum to be forwarded in such jurisdiction, must draw the recipient's attention to the provisions of this paragraph.

2.2.6 Subscription period

The subscription period is April 11, 2002 through April 30, 2002.

2.2.7 Subscription terms and conditions

Employees who wish to subscribe the offer must use the application forms they will receive from their respective employers and forward these forms, along with the method of payment selected, to the personnel department of their organization.

With respect to Colombia, the subscription will be made through an FCPE (collective shareholding savings plan) that has been specifically set up for this purpose.

Two payment methods are being offered: either a single payment or a payment in twelve monthly installments, the first to be made in June 2002.

2.2.8 Terms of delivery of the new shares

Employees may directly subscribe for the New Shares, which will be in registered form, except in Colombia as described in the preceding paragraph.

An application for listing with Euronext Paris S.A. and Euroclear France S.A. will be filed for the New Shares.

2.2.9 Subscribers' irrevocable commitments

In accordance with the commitment made by the employee subscriber in accordance with the terms indicated on the application form, his decision will be irrevocable.

2.3 General information on the new shares

2.3.1 Rights attached to the shares issued

From the time they are issued, the new shares will be subject to the provisions of the Company's bylaws and shall bear interest as of January 1, 2002. In fiscal year 2002 and in subsequent years, they will entitle the owner to the same dividend that may be distributed to other shares with the same entitlement date.

They will be fully equal to existing shares as of the initial listing date.

All the shares are the same class and have equal rights in the distribution of earnings and liquidation surplus.

Ownership of a share automatically implies compliance with the Company's bylaws and resolutions of Shareholders' Meetings.

Dividends are paid at the locations and on the dates set by the Shareholders' Meeting. Any dividend that is not claimed within five years from its payment shall be void as provided for by law.

In all Shareholders' Meetings, each shareholder member of such meetings, has as many votes as the number of shares he owns or represents, without limitation. However, two votes per share shall be allowed for owners or representatives of all paid-up shares that have been registered in the name of the same owner for at least four years, provided that the owner is a French citizen or a national of a member State of the European Union.

2.3.2 Negotiability of the shares

No clause in the bylaws limits the free negotiability of the shares that form the Company's capital stock.

Only the rules governing ownership of shares within the Group Savings Plan may limit the negotiability of said shares.

2.3.3 Obligations concerning disclosure of holdings

The bylaws do not stipulate for disclosure of holdings to the Company.

2.3.4 Form of the shares

The shares are in registered form.

2.3.5 Tax treatment of the shares

The following paragraphs summarize current French tax laws.

This summary is intended only to provide an overview of the tax treatment for amounts invested by employees of the Company or its French subsidiaries that are members of the Group Savings Plan (i) on the date the share are subscribed, (ii) on the date the dividends attached to the shares are received; and (iii) on the date the shares are transferred.

Furthermore, in some cases, such as the transfer of his residence abroad by an employee participating in the Group Savings Plan, a specific tax treatment may apply.

As this offering memorandum concerns an offering made to employees in several countries, those who wish to subscribe to the offer must refer to the documentation provided in their respective countries and consult their tax adviser.

(i) Tax treatment on the date the shares are subscribed by employees participating in the Group Savings Plan.

Employees' voluntary contributions:

- These contributions may not be deducted from taxable income.

Additional contributions from the employer:

- These contributions are exempt from the employee's income tax, provided that they are kept in the savings plan for at least five years. This exemption also concerns the early releases permitted by law.

- The contributions are subject to a general social security tax (CSG) of 7.5%, and to the contribution to repayment of the public debt (CRDS) at the rate of 0.5% under the terms applicable to wages and salaries. Therefore, the CSG and CRDS are deducted automatically by the employer at the time the individual rights are granted, but with a 5% tax allowance. The CSG withheld by the employer may not be deducted from the employee's total taxable income.

- These contributions are exempt from the 2% social security tax.

(ii) Tax treatment on the date the dividends attached to the shares of employees participating in the Group Savings Plan are received.

- Dividends are subject to income tax in the year they are received as income from securities and transferable assets. They are eligible for a general allowance of €1,220 for single taxpayers and €2,440 for couples filing jointly. The allowance is reserved for individuals who are residents of France for tax purposes and whose net taxable income does not exceed the last bracket on the income tax schedule.

- Tax credits (*avoirs fiscaux)* attached to these dividends are charged against income tax. If they cannot be charged, then the tax credits are returned.

- Distributed dividends are subject to the CSG (7.5%), the CRDS (0.5%) on income from assets (without applying the 5% allowance reserved for employees) and the 2% social security tax. Contributions and social security payments are collected annually based on a list issued by the tax services.

- The CSG calculated on dividends may be deducted up to 5.1% of the employees' total taxable income. The CRDS and the 2% social security tax may not be deducted.

(iii) Tax treatment on the date the shares of employees participating in the Group Savings Plan are transferred at the end of the five-year period or at any time in cases of early release permitted by law.

- Capital gains on disposals of securities realized from the sale of shares subscribed under the Group Savings Plan are expressly exempted from income tax.

- Capital gains are subject to the CSG (7.5%) and the CRDS (0.5%) on income from assets, as well as the 2% social security tax on the date the shares are transferred. These contributions and social security taxes are withheld by the institution managing the rights on the date employees request the transfer of their shares.

- The contributions and social security taxes paid may not be deducted from the employees' total taxable income.

2.3.6 Application and listing of the new shares

An application to list the new shares for trading on the *Premier Marché* of Euronext Paris S.A. and for the operations of Euroclear France S.A. will be filed immediately after they are issued.

As soon as they are listed for trading on the *Premier Marché* of Euronext Paris S.A., the New Shares will be fully ranked with the Company's shares already traded on this market.

2.4 Other listing markets

The Michelin shares are listed exclusively on the *Premier Marché* of Euronext Paris S.A.

2.5 Trading volume and change in share price (Euroclear code: 12126)

2001 Date	High	Low	Last	Securities traded Number	Amount in €
January	43.18	36.70	41.00	14,159,472	571,662,959
February	43.50	39.52	41.50	11,215,847	465,607,055
March	41.00	34.11	36.89	9,222,016	348,055,932
April	37.90	33.02	37.41	12,719,018	452,293,962
May	42.80	36.80	41.11	19,592,195	791,656,022
June	42.60	35.10	37.37	11,552,471	452,107,728
July	38.00	33.25	34.73	13,899,786	495,800,582
August	35.65	33.50	34.45	9,007,859	311,498,203
September	34.85	23.84	28.95	14,613,453	430,812,178
October	35.24	26.80	34.33	10,656,581	337,695,290
November	39.22	32.81	36.53	12,022,265	437,381,425
December	39.00	35.62	37.05	7,241,982	267,943,033
2002					
January	40.10	36.36	40.00	6,815,486	264,008,065
February	44.09	38.72	43.90	14,390,726	593,877,924
at March 21	45.05	42.71	43.80	9,984,352	436,366,314

2.6 Jurisdiction in disputes

When the Company is the defendant, jurisdiction in the event of disputes are the courts with jurisdiction for the Company's registered offices. The courts in which the Company may bring action will be determined on the basis of various criteria, particularly the nature, location and circumstances of the disputes.

SECTION III - GENERAL INFORMATION ON THE ISSUER AND ITS CAPITAL STOCK

Information concerning this Section III can be found in the Reference Document that was filed on March 22, 2002 with the French *Commission des Opérations de Bourse* under No. D.02-149 and is incorporated by reference in this final Offering Memorandum. On the date of this memorandum, the information remains accurate.

SECTION IV – INFORMATION ON THE ISSUER'S BUSINESS

Information concerning this Section IV can be found in the Reference Document that was filed on March 22, 2002 with the French *Commission des Opérations de Bourse* under No. D.02-149 and is incorporated by reference in this final Offering Memorandum. On the date of this memorandum, the information remains accurate.

SECTION V - ASSETS – FINANCIAL POSITION – RESULTS

Information concerning this Section V can be found in the Reference Document that was filed on March 22, 2002 with the French *Commission des Opérations de Bourse* under No. D.02-149 and is incorporated by reference in this final Offering Memorandum. On the date of this memorandum, the information remains accurate.

SECTION VI - MANAGING AND SUPERVISORY BOARDS

Information concerning this Section VI can be found in the Reference Document that was filed on March 22, 2002 with the French *Commission des Opérations de Bourse* under No. D.02-149 and is incorporated by reference in this final Offering Memorandum. On the date of this memorandum, the information remains accurate.

SECTION VII - INFORMATION ON RECENT EVENTS AND FUTURE OUTLOOK

Information concerning this Section VII can be found in the Reference Document that was filed on March 22, 2002 with the French *Commission des Opérations de Bourse* under No. D.02-149 and is incorporated by reference in this final Offering Memorandum. On the date of this memorandum, the information remains accurate.

It must be added, however, that a subsidiary of the Company announced the issue abroad of a debenture bond consisting of two tranches: a seven-year, 6.125% tranche totaling €1 billion and a ten-year, 6.50% tranche totaling €500 million.

COMPAGNIE GÉNÉRALE DES ÉTABLISSEMENTS MICHELIN

Partnership Limited by Shares with a Capital of 269,431,746 Euros

Registered Office: 12, Cours Sablon
Clermont-Ferrand
FRANCE

French Company Exempted under Rule 12g3-2(b) of the Securities Exchange Act of 1934
Under Exemption Number 82-3354

SUMMARY

PUBLICATION IN THE FRENCH LEGAL NOTICE BULLETIN (BALO)

DATED APRIL 12, 2002

RELATED TO ISSUANCE OF NEW STOCK

NOTICE TO SHAREHOLDERS

1. Vote by the shareholders meeting dated May 18, 2001

The shareholders of the Compagnie Générale des Etablissements Michelin (the "Company"), in a meeting held on May 18, 2001, voted upon and authorized the following:

- to increase the capital of the Company, in an amount not exceeding 2% of the total capital, and to issue new stock exclusively for the benefit of the employees of the Company and of certain of its subsidiaries in France and abroad (the "Employees");

- the issuing price of the new stock will be no less than 80% of the average opening price of the Company's Stock on the Paris stock exchange for the 20 trading days preceding the date of the decision by the Company's management (the "Management") setting the start date of the subscription period;

- to delegate to the Management, as authorized by law, all powers to set the conditions and modalities of the increase in capital, which has to occur within 5 years from the date of this shareholders meeting. The shareholders decided specifically to delegate to the Management the power and the authority to:

    - establish the list of companies, in France and abroad, the employees of which will be entitled to participate in the subscription;

    - establish, within the limits of the law, the conditions that the Employees will have to meet in order to be eligible to participate and subscribe;

    - decide whether the Employees will be entitled to subscribe individually, or through specific vehicles, such as funds or other entities authorized by applicable law;

    - determine the total number and the price of the shares to be issued;

    - determine the subscription period, and set the final exercise date; and

    - do anything necessary to carry out the increase in capital, the issuance of shares and the distribution to the Employees.

2. Decision of the Management

In accordance with the vote of the shareholders meeting dated May 18, 2001, the Management decided, on April 5, 2002, to issue, for the benefit of the Employees, a maximum of 1,300,000 shares of the Company, with a nominal value of 2 Euros, representing 0.96% of the total capital of the Company.

a. Modalities of the Issuance

This issuance is for the sole benefit of the employees of the Company, and the employees of French or Foreign companies (i) of which the Company owns 50% or more of the voting securities, and (ii) which have their registered office in one of the following counties: Germany, Brazil, Canada, Colombia, Spain, Unites States of America, France, Hungary, Italy, Japan, Nigeria, Singapore, Switzerland, and Thailand.

The eligible employees, approximately 92,000 people out of a total of 130,000 employees, will have to evidence 3 months of employment with their respective company at the end of the subscription period, i.e. April 30, 2002.

In accordance with the law and the vote of the shareholders on April 18, 2002, the subscription price will be subject to a 20% discount on the average opening price of the Company's Stock on the Paris stock exchange for the 20 trading days preceding the date of the decision by the Management setting the start date of the subscription period.

The number of shares effectively issued will be equal to the total number of shares actually subscribed at the end of the subscription period. If the total number of shares subscribed to is greater than the maximum number of shares to be issued, shares will be distributed as follows: each subscription will be satisfied up to 10 shares; above that number, whole shares will be distributed one by one to each subscriber, within the limit of each subscription and until all shares to be issued are distributed.

The shares acquired pursuant to the present distribution will not be subject to sale within a holding period of 5 years, except in the occurrence of an event provide for by Article R. 442-17 of the French Labor Code, including, but not limited to, marriage, divorce, birth of the 3rd child, death and layoff.

Shares of the Company held by employees outside of France will be subject to the same holding period. However, in some instances, local laws will limit the possibility of premature end of the holding period, or will permit a contractual extension of that period.

The Management set the subscription price at 35 Euros on April 5, 2002. The maximum number of shares to be issued is 1,300,000, representing 0.96% of the capital of the Company.

The distribution can, in some jurisdictions, be subject to local requirements and specific regulations. Eligible employees will have to be aware of local requirements, and to comply with them.

The subscription period starts on April 11, 2002, and ends on April 30, 2002.

Payment by subscribers will be done up front at the end of the subscription period, or by monthly payments over a 12 month period starting in June 2002.

An employee's decision to subscribe is irrevocable.

b. Rights attached to newly issued shares

The Company has only one category of shares and they all carry the same rights to dividends and to the Company's assets in case of dissolution. The newly issued shares will carry the exact same rights as the other shares of the Company.

Holders of new shares will be entitled to receive dividends for the fiscal year 2002, and for the following fiscal years.

Dividends are paid at the time and place decided by the shareholders meetings.

For all shareholders meetings, each holder has a number of votes equal to the number of shares he or she owns and represents. However, a share owned during 4 consecutive years by the same holder will carry 2 votes, but only to the extent that the holder is a French national or a national from a European Union member state.

Corporate Press



» **Report on the Debate Following the Shareholders' Meeting on** **25 January 2002**

Marseille - Centre des Congres Lecture Hall -
Parc Chanot - Rond-Point du Prado

After outlining the foundations of the growth strategy adopted by the company to increase the profitability of its technological assets and portfolio of brands, Mr. Edouard Michelin answered questions from some of the 700 guests present. This debate followed presentations by several members of the Group's Executive Board who accompanied Mr. Edouard Michelin at this new shareholders' meeting.

* Rene Fontes, Head of the Earthmover Product Line, described the difficult economic environment in which Michelin is pursuing its policy of targeted growth: the company's products, markets, customers and competitors.

* Next, Didier Miraton, Director of Research, outlined the main fields of innovation in the area of road holding, a sector where the customer's safety and enhancement of the vehicle's functionalities are major priorities.

* Michel Rollier, Financial Director, gave his view on why Michelin's performance on the stock market, despite improved perception of the Group, is not yet sufficiently reflecting its fundamental economic advantages. And how Michelin's assets (technological advance, breakthrough on the most profitable, fast-growing markets and economic and financial ratios among the best in the industry) greatly outstrip the Group's sensitivity to external factors such as currency fluctuations or the soaring prices of raw materials.

The questions fell into two broad categories:
- those concerning the shares and their development (shareholders, dividend, shareholders' advantages...)
- those linked to the strategy and its impact on the Group's development.

Where does your capital come from, in geographical terms?
E. Michelin:
'Just under half our shareholders are foreign. Of the 200,000 shareholders in France, a good half are individuals, while the others are more corporate shareholders.
There are many Americans among the foreign shareholders, but there are also British, Germans, Japanese and even Hong Kong residents.'

Are you starting to see Chinese shareholders?
E. Michelin:
'It is difficult at the moment for Chinese individuals to buy foreign shares. Having said that, our employee shareholding plan will be open to Michelin teams in China, in Colombia, etc., and that is going to be quite special.'

Could you say a few words on what you think, firstly, of the dividend premium which other large companies are applying and, secondly, of the Shareholders' Consultative Committee which does not yet exist at Michelin?
E. Michelin:
'We are currently considering proposals regarding the 'Shareholders' Consultative Committee' type, in response to requests received for several years now from our shareholders so that they can play a more active role in monitoring and understanding the Group. We haven't yet taken a definite decision but we think that we will be in a position to propose initiatives in this area during 2002.

Concerning the super dividend, you could say it is something that is gradually disappearing. We hesitated to do it, but we believe that it is something increasingly questioned by newer shareholders. Having said that, I do think it is important to know how to acknowledge the loyalty of our shareholders.'

'On the invitation which I received - which I'd like to thank you for - it was possible to make suggestions. In order to develop shareholder loyalty, I asked if you could grant them a discount on replacement tires, following the example of one of your subsidiaries, Euromaster, because I suspect that not everybody in this room uses Michelin tires!... (though I do).'
E. Michelin:
'That sort of thing is very difficult to put into practice and, if you look carefully, very few companies do it. But for those that do, there are legal problems arising from confusion with regard to the respective status and roles of shareholders and customers in relation to the company. Moreover, we have a very wide range of products and we don't think it is possible to do it. But as I mentioned earlier, we are considering how to respond to the expectations of shareholders who support us through their long-term investments and, if we can find other ways, we will adopt them.

'I am proud this evening that Michelin is a French company; it's a truly remarkable company. But nevertheless I have the following comment to make: I change my car every two years. And every two years, I request Michelin tires because I consider them to be the best in the world! But I have the greatest difficulty getting them. Often I have to wait for them to be supplied, because of delivery delays. I find that totally wrong.
Can you tell me why this is the case?'
E. Michelin:
'I wish you would say that with the same enthusiasm to the vehicle manufacturers, that would certainly help us! I think that there are quite a number of you in the same situation.
Some people are not really interested in the brand of tires on their car but others attach the greatest importance to it. It's very different from the make of batteries or shock absorbers.
With tires, the choice of brand also involves safety considerations. We recently did a test with a distributor where 40% of customers were ready to pay nearly 1,000 francs more to have Michelin tires instead of competing brands.
But nowadays, that doesn't suit vehicle manufacturers, because the logistics are more complicated. And also, if consumers made themselves heard, manufacturers would have fewer levers to make us reduce our prices. As you well know, the prices in original equipment are not the best in the world! We have few customers, they are huge, the negotiations are very tough and very demanding and we are constantly being asked to lower our prices and increase our productivity. Having said that, I hope that one day we will be able to satisfy customers who, like you, want Michelin... or other brands. I don't want to be too exclusive!'

'I've read and heard you talking about the sale of your patent on a new tire to certain of your competitors. I'd like to congratulate you, as that is proof that it is an outstanding success.
What is the sale of this patent going to bring you, and what plans do your competitors have to compete with your new tire?'
E. Michelin:

Is there a market these days for tires that enable you to drive when they're flat?
If you investigate and look at the vehicles, you will find very few. You could say that the market is still very small.

The first objective - because it corresponds to a genuine need in terms of the safety of tomorrow's drivers - is to enlarge this market. That's why we have to share this technology with large competitors so that vehicle manufacturers have the choice because, in the end, it's they who will make the decision. It'll be made gradually, in stages. If the market grows, that will serve consumers. And also, I prefer to have 30% of a very large market which is growing fast, rather than 90% of what is still a niche market.

As for the various competitors' solutions, Mr. Miraton will give you some further information.

Mr. Miraton:
'There is currently a rival solution being developed by our Asian competitors: this is a system for driving on a flat tire using reinforced sidewalls. It has an advantage over ours in that it can be put on a standard production wheel. Conversely, Michelin's approach is a 'system approach', including the wheel, the inner support ring, the tire and the pressure detection system. The scopes are not the same, which has led to the search for a new standard through PAX System because this system enables you to run flat for a really considerable distance, which the other tire does not allow.
On the other hand, there are no compromises in the design that we've developed in terms of road-holding, handling, comfort and rolling resistance.'

'You have spoken at some length of your development strategy in emerging markets, in particular because your market share in these zones has been lower. I fully understand that the emerging markets, especially China, are important markets because they represent considerable numbers of future customers.
To put it simply, I would like you to tell us a little about the conditions of economic development in this zone and, more particularly, how many years you give yourselves to achieve operating margins similar to those in Europe and the United States.'
E. Michelin:
'The Chinese market is currently in the process of developing a structure, as is the Russian market. Brands don't exist. For a long time, all products have been at about the same level of quality, in other words very poor, and the distribution channels were not set up... And the question of profitability is also linked to the market prices.

I think that in China we will achieve a good level of profitability fairly quickly because we came into the country at the top end of the market, initially in small quantities with our first factory, with a single obsession: that our Michelin tires made in China should achieve quality consistent with our worldwide standards and that people would say, when they tried them out: 'These tires are the best on the market'.

In countries such as India, it will probably be much more difficult because the market is already more developed and has extremely low price levels. But we think that we can achieve good levels of profitability within three to five years.
In North America, it took a lot longer because we entered a market which was already highly developed. In 1972, when my father took the decision to launch a major offensive on the North American market, we built eight factories and one research center in six to seven years and needed longer to establish ourselves. The growth rate was not very high and the local competition was already very powerful.'

'How long have you given yourselves to decide whether PAX System is going to be a success? Three years? Five years?'
E. Michelin:
'I think we will need at least five years. In fact, new vehicle development cycles - particularly when there are new technologies appearing, for example ABS, airbags and the new High-Pressure Direct Injection (HDI) engines as well as PAX System, which require certain other parts of the car to be modified - are five-year cycles.
And I think that one of the fundamental responsibilities of an automotive manufacturer is to innovate without taking too many risks. A vehicle manufacturer has a responsibility which lasts for practically the entire life of the vehicle. So there is a whole learning curve.
Thus Renault, which is known for a certain number of innovations, began on the Scenic with an option. Then, in February, it will become a standard feature on two models. What will be the next stage? I know, but I can't tell you. Audi have clearly stated that they will use PAX System widely, and it will follow the same course, as will other manufacturers.

'I have been in the motor trade for a very long time (like my father before me).
I would like to ask a question about Michelin tires: why is it that Citroen has always used Michelin while Peugeot only uses them on their top-range cars?'

E. Michelin:
'As you know, Michelin owned Citroen for almost 40 years and, during that time, relationships were built up, including particularly strong technical ones. Then Citroen was bought by Peugeot, creating PSA.
Nowadays, Citroen's marketing teams say that the fact that Citroen uses Michelin tires is built into Citroen's image and their customers would be particularly disappointed if they didn't get Michelin tires. There is no contractual undertaking between Citroen and us. They have simply made a reasoned decision that they want 100% Michelin. But we work with all the vehicle manufacturers throughout the world, including large groups like Toyota which gave us the prize for its brand's best worldwide supplier. Who would have imagined that 15 years ago? They also chose Michelin rather than Bridgestone for their Formula 1 program and we are very proud of that. And all these manufacturers (we have around 30% of their worldwide market) need to have several sources of supply. The fact that Citroen uses 100% Michelin means that Peugeot can't go as far as that because it needs to have several suppliers in order to spread its risks. And also, it needs to be able to put a bit of 'pressure' on us!

'You mentioned earlier that, in the aeronautical industry, airlines buy landings from you rather than tires.
How long will it be before car drivers are able to buy miles rather than Michelin tires?'
Are you going to sell your tires by wear?
E. Michelin:
'That already exists, not for drivers who own their own car, but for those who rent or lease them. In these cases, the cost of using the vehicles includes the cost of the tires and is charged either by the year or by a combination of mileage and years. Then, our sales contracts are not with the driver who uses this rented car over a long period of time, but are negotiated with the renting or leasing company. A certain number of distributors who are our partners (Euromaster and others) offer this tire service. In the United Kingdom, which is experiencing strong growth in this field, one car in two does not belong to its driver but is on a very long rental. At this stage, we do not really see how it would be possible to sell tires by the mile.'

Mr. Fontes:
'Your question focused on passenger cars, but this practice is widespread for heavy vehicles and other categories with which I am more particularly involved. In the field of earthmoving equipment, we also use this sort of approach.
The problem of 'sale by wear' is a little difficult to address, especially when you know that these tires, which are worth more than 15,000 to 20,000 dollars each, may only last for a few hours if the truck accidentally passes over a rock that fell off the truck in front. You can imagine that the tire following it doesn't get very far! So given that, it's very difficult to establish pricing. On the other hand, we have very strict guarantees in terms of performance which, in a way, do bring us back to payment by wear, involving performance per ton transported and performance per mile covered.'

'Earlier on, during Mr. Miraton's answer, we saw the tests on the Class A. You didn't mention them and you are not very proud of them...
My question: There was a very advanced project for a test center in the Var which seems to have been abandoned. Can you tell us a little about it?'
E. Michelin:
'I think the pictures you saw were of the Scenic equipped with PAX System, which does look a bit like the CLASS A, it's true. It's the same sort of trial as the test on the ELAN that raised some problems which Mercedes corrected remarkably well.
More than 10 years ago, we launched a study on the creation of a vehicle test center in the Var which would be in addition to our Ladoux

center, but we have had to slow down its development considerably. Firstly because obtaining the necessary authorization has been extremely difficult as we had to change the site (a problem linked to protecting Hermann tortoises): that has meant that the need for this center is less today than it was eight years ago. We have developed one or two tests at this center, but do not foresee any further development there in the short term. That said, nothing has been abandoned, obviously.'

'I would first like to tell you that I have appreciated this meeting all the more since I have been driving for many years as a customer of Michelin, and that I have always been very satisfied with them. Equally, I have been a Michelin shareholder for quite a long time. Among the reasons which led me to become a shareholder is my pride, as both a French citizen and European, at the strong worldwide position occupied by your company. Given this, I was concerned to see the extent to which not only the political press (which is understandable: there was an enormous outcry at the announcement that some 7,000 people were to be laid off, although we have seen much larger lay-off plans happening at the same time without anyone mentioning them), but also the economic and financial press have become critical of your Company.'

Thus, at the beginning of this month (January), two large weekly financial journals assessing the chances of recovery of various shares both gave exactly the same recommendation on your company: 'refrain or stay away'. Luckily I didn't listen to them because Michelin shares have risen by 15% since then (between the end of December and today). But those two major journals, the most widely read of the financial press, both gave this extremely unfavorable assessment. I am astonished at that!'
Mr. Pietri - 'Investir' Magazine:
'On behalf of Investir, I can confirm that we did not recommend Michelin in our year's preferred securities. Having said that, I do not want to give advice right now. But at a certain stage we did advise partial profit-taking, that is to say that the performance had been so good over the past 12 months that we considered that shareholders should sell part of their shares to realize some of their profit. On their other hand, we recommended holding on firmly to the remainder.'

E. Michelin:
'It's true that, recently, a certain number of distorted caricatures have built up around our company as a firm lacking in dynamism, irresponsible from a social point of view, etc.
Living in today's company, I can testify that they are completely out of touch with reality. You quoted an example involving our plan for competitiveness in Europe - earlier you used the word lay-off - we will not be laying people off in France. We are talking about job cuts. I am not afraid to tell you that it's our duty. But there was an instant outcry from the press about brutal dismissals linked to the stock markets... When we need to cut back on jobs, we do it as gently as possible in a way that fulfils our responsibility towards the people who work or have been working for many years for our Company. We are endeavoring - and this is a priority we have set ourselves - to progressively correct this discrepancy between the everyday reality at Michelin and certain perceptions of it. And on the financial side, there was something of that perception too: 'It's better to buy tires than shares'. I think that was a serious error and that our company is one of the most solid and highest performing in the automotive sector and that, gradually, this will come to be more clearly seen.
I must admit that I share certain of your frustrations when I see articles which seem to run along the same old lines with regard to Michelin rather than seeking out the actual reality. People say sometimes that some of the press works in a loop and that, in fact, they repeat what others have said. Sometimes you need a bit of time to get out of the loops!'

Mr. Rollier:
'You said, Sir, that the press suggested refraining from buying Michelin shares at the beginning of January. At the same time, several teams of large financial analysts, French ones in particular, indicated 'buy'. That might be some compensation.'

'How is your company involved in the recycling, destruction and/or elimination of used tires, particularly with regard to retreading?'
E. Michelin:
'Taking the whole of a tire's life cycle into account is a very important part of our work. Retreading is a key element and favorable to our customers, because it enables them to lower the cost price per kilometer. This is particularly true of truck tires which can do more than one million kilometers nowadays, using only one carcass. That is also good for the environment.
As for reusing old tires, we are involved in different ways in different countries, because there are some countries where the recycling chain is very well organized. Tires are often used at the end of their lives as fuel in cement works. Oddly enough, and we regret this - maybe we weren't sufficiently involved in the past - it is still not very organized in France. It must be said that cement works nowadays have a huge job burning meat-and-bone meal, and that comes before tires. But new legislation is being passed which should enable more tires to be used. When you think of the quantity of petroleum products being used in the tire manufacturing process, it's actually a good life for the petroleum! Instead of being burned immediately, it spends between five and seven years fulfilling its function in a tire and only after that is it used as a fuel.
I would like to take this opportunity to make one last point. With regard to the impact of a product on its environment, we perform what we call life cycle analyses. For example: How much carbon monoxide is emitted in producing the raw materials to make this product? How much is emitted in making the product but also when the product is used and finally when it is destroyed? With a tire, its consumption of fuel constitutes nearly 80% of what is at stake... and a tire contributes 25 - 30% to the fuel consumption of a vehicle through its rolling resistance. One of the major challenges which Didier Miraton spoke about earlier, from the point of view of the environment, is the reduction in CO_2 emissions. Therefore, the solution to the very real problem of long-term global warming due to CO_2 levels involves lowering rolling resistance. Which brings us to green tires, Energy tires, PAX System, etc.'

'For more than 30 years now I've been using Michelin tires, but I've found that when I buy a tire, it's in my interest not to buy it in France as it costs less in other European countries.
What are the reasons for this?'
E. Michelin:
'There are many factors to take into account.
Firstly, before the introduction of the euro, currencies fluctuated. So prices in local currencies were constantly rising or falling in relation to the franc, often leading to 'gray market' goods, in other words, products which were brought across borders. Then came the euro which fixed the exchange rate, and now it is in our pockets and wallets. Whilst markets will continue to compete to a greater or lesser extent, this gap should now progressively be reduced, as prices are no longer linked to these fluctuations in currency.
Our cost prices are not all the same from one country to another. In France today, we are making progress, but taking into account a certain number of factors which you know, it is not always easy. But as we produce goods in all European countries to sell in all countries according to a logic (the logic of European industry), the diversity of the sales taxes in each country also has to be taken into account. We can do nothing about that. VAT is not the same and there are fiscal disparities which affect tires differently.
Nowadays, we would like a truly European pricing policy, but there are still differences which are country-related and we cannot control them.
As a consumer, you are making the right decision if you can buy more cheaply in another country, but that is not what we want. We want to be able to offer you a good price, on your doorstep.'

Conclusion by Mr. Edouard Michelin

'I would just like to thank you for accepting our invitation to come and spend these two hours with us so that you could discover a little more about our company. To all of you who are shareholders, I would like to thank you again for your support and assure you of our commitment so that you, as shareholders, will benefit from your Company's progress.

Thank you all, and I hope I can say that I will see you again soon, because we will come back to Marseille.'



Corporate Press

» Michelin makes successful eurobond market debut with a dual tranchebenchmark transaction. **28/03/2002**

Michelin Financiere Luxembourg (MIFILux), Michelin's newly established financing vehicle announces that it successfully completed the placing of the benchmark dual tranche Euro bond offering guaranteed by Compagnie Financiere Michelin. Settlement date is 16th April 2002.

The transaction comprises Euro 1,000 million fixed rate bonds maturing in 2009 and Euro 500 million fixed rate bonds maturing in 2012. The proceeds of the issue will be used to refinance bank debt and lenghten the maturity of the debt profile.

The lead underwriters and joint bookrunners for the transaction were BNPParibas, HypoVereinsbank and Citigroup/Schroder Salomon Smith Barney. Michelin's management Michel Rollier, CFO and Jacques Tierny, Deputy CFO together with Eric le Corre, Head of Investors relations and Etienne Mercier, financial analyst met European investors during an extensive roadshow that began in Paris on Monday 18th March and finished in London yesterday reaching Frankfurt, the Netherlands, Switzerland, Austria, Scandinavia and Italy.

The issue has been rated BBB+ (stable outlook) by Standard & Poor's and Baa1 (stable outlook) by Moody's credit rating agencies.
The bonds will be listed on the Luxembourg stock exchange.

For further information:

Investor relations

Eric Le Corre :

tel. 33(1)45.66.10.06
fax 33(1) 45 66 13 19

Press relations

Fabienne de Brebisson :

tel 33(1)45.66.10.72
fax 33 (1) 45 66 15 53

Corporate Press



» Michelin launches a worldwide shareholding plan for its employees 04/09/2002

As of April 11, the Michelin Group will give 100 000 employees worldwide the opportunity to become a Michelin shareholder at preferential conditions.

By setting up a worldwide Employee Shareholding Plan, Michelin wishes to strengthen the existing relationship between the employees and the Company and to associate them more closely to the development of the Group.

The subscription period will take place between April 11 to 30, 2002. On April 5, the price was set at 35 euros.

The purchasing conditions, which are particularly attractive, should allow a maximum of employees to become shareholders if they wish. The offer was designed to be within everyone's reach, whatever the economic conditions in all the countries concerned.

The plan provides for direct shareholding rather than a mutual fund. Each employee who will have chosen to subscribe will therefore be entitled to all of the rights of a shareholder including direct access to economic and financial information sent by Michelin to its shareholders.

The direct relationship thus created with each employee shareholder will allow them to better understand the objectives and the constraints of the Company, its economic context and its results.

Information within the Group is distributed through 1, 200 relays, members of our personnel . This indeed represents a unique deployment guarantying that each employee makes a free and personal choice.

Press Relations Department : 01 45 66 22 22

Direction de la communication
Service de presse Tel. : +33 (0)1 45 66 10 39
46, avenue de Breteuil Telecopie : +33 (0)1 45 66 15 53
75324 Paris Cedex 07

DETAILS OF THE OFFERS

In 2002, 100 000 people involved in16 countries.

The Group is established in 56 countries worldwide. In 2002, due to complex local regulations, the first phase will focus on 16 countries, that is to say around 100 000 people (out of the 127 000 employees within the Group) :

- Europe : France, Germany, Spain, United Kingdom, Hungary, Italy, Switzerland
- North America : United States, Canada
- South America : Brazil, Colombia
- Africa : Nigeria
- Asia : Japan, Singapore, Thailand, China *

* in order to comply to Chinese legislation, a bonus plan will be put into place instead of a shareholding plan.

In 2003, the second phase will be made available to employees of the companies joining the plan in 56 countries subject to technical and regulatory possibilities.

An attractive worldwide offer within the reach of a majority of employees

As early as 2002, 100 000 people, that is to say more than three quarters of the Group's workforce, will be given the opportunity to purchase shares at preferential conditions.

By favoring the more modest incomes, the offer was designed to allow a majority of employees to subscribe. A substantial Company matching makes the purchase of the first shares much easier. Furthermore, easy terms are granted: in most countries, monthly interest-free installments can be spread over a 12- month period.

Additional fees will be borne by Michelin. The subscription, management and account maintenance are completely free of charge for all employees.

Employees will also take advantage of attractive brokerage fees : the sales commission is limited to 0.6 % for employees..

A standard offer was put forward each time it was allowed by the country's legislation. It is shared by 11 countries out of the 16 involved.

In the 5 other countries, the offer was adapted in order to comply to local legislation. For these countries, the offer was designed in such a way that the employees have advantages which are identical to those in the standard offer.

A standard offer in 11 countries

An identical offer was put forward in the following countries : Brazil, Canada, Spain, United States, France, Hungary, Japan, Nigeria, Singapore, Switzerland, Thailand.

- The subscription price, which was set on April 5, includes a -20 % discount on the reference price (average of opening prices over the 20 trading sessions prior to April 5);

- A matching applies to the first 20 shares purchased :

- 50 % of subscription price for the first 10 ;

- 33 % for the following 10 shares.

- From the 21st share and up, only the discount will apply.

- Easy terms are made available to the subscribers : interest-fee installments spread over a 12-month period, whenever possible.

In 5 countries, specific offers adapted to local regulations.

- **Germany**: for fiscal reasons, the Company's participation is 33 % for the first 25 shares purchased. The tranche including Company participation was brought up to 25 shares in order to make up for the matching limit of 33 % per share.

- **China** : in order to comply to local legislation, a bonus plan will be put into place instead of a shareholding plan. Employees can participate by deferring part of their salary which is locked in for a minimum of five years. After 5 years, they can asked for its release and receive the deferred part of their salary to which is added a fixed bonus and a bonus indexed to the price of the share.

- **Colombia** : the features of the offer are identical to the standard offer, except for the implementation of a Company mutual fund in compliance with local stock exchange regulation.

- **Italy** : for the first 5 shares purchased, 1 free share for 1 share subscribed. For the following 6 , 1 free for 2 subscribed.
  The advance granted for the payment in 12 installments is subject to interests.

- **United Kingdom** : for the first 5 shares purchased, 1 free for 1 purchased. For the following 10 , 1 free for 2 purchased.
  Shares are purchased at market price: there is no discount. For a 3 month period, local regulations limit purchases to an amount equal to 13 shares at the current price.

A worldwide communications plan

In order that all employees be properly informed of the conditions of the offer, a communications plan is implemented simultaneously in the 16 countries concerned.

1 200 relays will be diffusing the information (1 person for 100 employees).

The employee relays were first given a training on the functioning of the stock exchange and of Company accounting, following which the offer was presented to them in January 2002.

These relays are not part of the hierarchical line. They are colleagues presenting the offer to other colleagues in a straightforward and clear language.

The communications plan stresses oral expression : more than 1 000 meetings will take place over 3 weeks in the 16 countries.

A poster campaign and 3 publications translated in 10 languages complete the plan.

Corporate Press



**» 1st quarter 2002 sales:
3.8 billion euros; + 4.1%** **04/24/2002**

Compagnie Generale Des Etablissements Michelin

During the 1st quarter, markets were globally in line with the Group's assumptions. For Michelin, sales volumes, expressed in tons, increased and the product mix is improving further.

Traditionally reflecting poorly the full year, the 1st quarter also has to be put in perspective with the 1st quarter 2001 activity level, especially in North America. This is why the Group considers that the market conditions prevailing since the beginning of the year can not be extrapolated for the full year.

As of March 31, 2002, Michelin is in line with its objectives and remains confident in its internal improvements.

MORE

Corporate Press



» More than 64 % of Michelin employees subscribed to the worldwide shareholding plan **05/14/2002**

From April 11 to 30 inclusive, close to two out of three employees chose to become Michelin shareholders by subscribing to the shareholding plan. This plan was offered to close to 100 000 people in sixteen countries in Europe, North America, South America, Africa and Asia. In China, where a specific bonus plan was offered, 93 % of all employees participated.

In all, 64.2 % of Michelin employees responded positively to the offer. This substantial percentage places Michelin well ahead in terms of scores obtained by a company in the industrial sector for the launch of a first employee shareholding plan.

For this first phase of the shareholding plan, more than 1 600 000 shares were requested, which represents 23 % more than the number offered (1 300 000 shares were offered, that is to say 0.96 % of the capital). Thus, in average, each subscriber requested 27 shares, well above the 20 shares for which a company participation could apply.

Edouard Michelin is pleased with the success of the plan : ' We are gratified by this success and are very pleased by the response of employees to the offer put forward to them. 60 500 new employee shareholders worldwide is strong proof of the cohesion and commitment of Michelin teams. '

' The response of employees shows that Michelin women and men are strongly attached to their Company', added Francois Michelin. 'This is also a reflection of the maturity of our teams who are well aware that customers, employees and shareholders are complementary players within the Company. '

As announced on April 9, in 2003 a second subscription phase will be offered so that employees who were not involved in the first phase are able to take advantage of a shareholding plan.

SEC FILE #82-3354



Corporate Press

» Non renewal of the contract with General Motors **05/29/2002**

Group Michelin will not renew its original equipment tire shipment contract with General Motors in Europe Michelin has reached the conclusion that its strategy is no longer compatible with General Motors'purchasing policy. Consequently, Michelin will not renew its original equipment tire shipment contract with General Motors Europe which expires on July 31, 2002.

When establishing its 2002 objectives, Michelin had taken into account a possible non renewal of this contract. Therefore this decision will not directly affect the workforce in the factories concerned. The applicable industrial capacities will be progressively redeployed to serve other market needs. Finally, this decision will not impact the Group's 2002 forecasted results.

Michelin is a very active player in the global original equipment markets and works closely with the major automobile manufacturers. For many years now, Michelin offers its OE customers the possibility of working together in the fields of innovation, the development of products and services, and the marketing and after-sales activities. This approach plays a key role for the Company in its strategy of valorization of its brands and technical performance of its tires. This valorization put forth by Michelin is not currently compatible with General Motors' purchasing policy.

'We remain confident that our two companies will know, in due time, how to generate a renewed cooperation' said Hervé Coyco, Head of Michelin's worldwide Passenger Car / Light Truck division.